Exhibit 99.1

04/CAT/10

For Immediate Release

07.00 BST, 02:00 EST WEDNESDAY 8 SEPTEMBER 2004

For further information contact:
Cambridge Antibody Technology
Tel: +44 (0) 1223 471 471
Peter Chambré, Chief Executive Officer
John Aston, Chief Financial Officer
Rowena Gardner, Director of Corporate Communications

Weber Shandwick Square Mile (Europe)
Tel: +44 (0) 20 7067 0700
Kevin Smith
Sarah MacLeod

BMC Communications/The Trout Group (USA)
 Tel: +1 212 477 9007
Brad Miles, ext 17 (media)
Brandon Lewis, ext 15 (investors)

CAMBRIDGE ANTIBODY TECHNOLOGY ANNOUNCES FINANCIAL RESULTS FOR THE NINE MONTHS ENDED 30 JUNE 2004

Cambridge, UK… Cambridge Antibody Technology  (LSE: CAT; NASDAQ: CATG) today announces financial results for the nine months ended 30 June 2004 and a business update for the period since the interim results on 17 May 2004.

Summary:

·	Completed enrolment of 236 patients in US clinical trial of Trabio®
·	Regulatory approval received to commence a Phase I clinical trial with CAT-354
·	Wyeth progressing MYO-029, licensed from CAT, into a Phase I clinical trial
·	Abbott increased 2004 sales expectations for HUMIRATM to more than $800 million
·	Continued progress of licensed product candidates by partners HGSI and Abbott
·	New Non-Executive Director appointed – Professor Christopher Marshall
·	Net cash and liquid resources of £101.0 million at 30 June 2004 (£112.8 million at 30 June 2003)
·	Net cash outflow before management of liquid resources and financing: £20.7million for the nine months ended 30 June 2004 compared with £19.0million for the nine months ended 30 June 2003

CAT Product Candidates

The treatment phases of two pivotal trials with CAT's lead proprietary product Trabio (lerdelimumab), a human anti-TGFb2 monoclonal antibody being developed for improving outcomes in glaucoma filtration surgery (trabeculectomy), have been completed. Preliminary results are expected during the next six months.

In the Phase II/III European clinical trial of Trabio in 344 patients undergoing first time trabeculectomy, preliminary data at one year follow-up remain on schedule for release in the fourth quarter of 2004.

Enrolment is complete in the Phase III International clinical trial of Trabio in 393 patients undergoing first time trabeculectomy. Data from this trial are expected in early 2005 when all patients have completed at least one year of follow-up post surgery.

In the US clinical trial of Trabio compared to 5-fluorouracil (5FU), enrolment has now been completed, with 236 patients randomised. One year follow-up data are expected to be available towards the end of 2005.

In the collaboration between CAT and Genzyme, substantial research and analysis has been carried out in the last six months with the objective of finalising future clinical development plans for anti-TGFb antibodies by the end of 2004.

In August, results from the Phase I/IIa clinical trial of CAT-192 (metelimumab), a human anti-TGFb1 monoclonal antibody, were presented at the International Scleroderma Workshop in Cambridge, UK.

CAT and Genzyme are currently considering the development of GC-1008, a pan-specific human anti-TGFb monoclonal antibody, for oncology indications. Meanwhile pre-clinical safety studies of GC-1008 are continuing prior to initiating a clinical trial in idiopathic pulmonary fibrosis. Further pre-clinical work in other potential indications is also under way.

Regulatory approval to commence a clinical trial has been granted for CAT-354, a human anti-IL13 monoclonal antibody being developed as a potential treatment for severe asthma. The Phase I clinical trial is expected to begin shortly in the UK. The objective of the trial is to evaluate safety, tolerability and pharmacokinetics of a single intravenously administered dose of CAT-354.

HUMIRATM

HUMIRA (adalimumab) is a human anti-TNFa monoclonal antibody which was isolated and optimised by CAT in collaboration with Abbott Laboratories. Abbott has reported that HUMIRA is now approved for sale in 51 countries for the treatment of rheumatoid arthritis and achieved sales for the first half of 2004 of $351 million. Abbott is currently forecasting sales of HUMIRA of more than $800 million in 2004 and more than $1.2 billion in 2005.

Abbott has recently presented data on HUMIRA at two major international conferences. At the European League Against Rheumatism (EULAR) meeting in Berlin in June 2004, positive data from three studies were presented: a ten-patient study in ankylosing spondylitis, a 15-patient study in psoriatic arthropathy and the 2,000 patient ReAct (Research in Active rheumatoid arthritis) study. At the American Academy of Dermatology (AAD) meeting in New York in July 2004, encouraging data from a Phase II, 137-patient study in chronic plaque psoriasis were also presented.

In August 2004, Abbott announced that the US Food and Drug Administration (FDA) had approved an expanded indication for HUMIRA to include improvement in physical function for adult patients with moderately to severely active RA.

In November 2003, CAT commenced legal proceedings against Abbott Biotechnology Limited and Abbott GmbH in the High Court in London concerning the level of royalties due to CAT. The Court has ordered that the trial will commence in late November 2004, with an estimated length of three weeks.

Licensed Product Candidates

ABT-874, a human anti-IL12 monoclonal antibody isolated and optimised by CAT in collaboration with Abbott, and licensed by CAT to Abbott under the same 1995 agreement between CAT and Knoll Aktiengesellschaft as HUMIRA, is in Phase II clinical trials. In June 2004, Abbott announced the initiation of a Phase II study evaluating the potential of ABT-874 in the treatment of multiple sclerosis, an autoimmune disease characterised by the body's immune system attacking the brain and spinal cord.

In July 2004, Human Genome Sciences, Inc (HGSI) announced that it had completed enrolment in its two Phase II clinical trials of LymphoStat-BTM(belimumab), a human monoclonal antibody which modulates the activities of B-lymphocytes. The first, a double-blind, placebo-controlled multi-centre trial in 283 patients with active rheumatoid arthritis who have failed prior therapy, will evaluate safety, optimal dosing and efficacy of LymphoStat-B. The second is a double-blind, placebo-controlled, multi-centre Phase II clinical trial of LymphoStat-B in 449 patients with active systemic lupus erythematosus (SLE).

In June 2004, HGSI presented interim results of ongoing Phase I clinical trials to evaluate the safety and pharmacology of HGS-ETR1 (previously known as TRAIL-R1 mAb) in patients with advanced solid tumours or non-Hodgkin's lymphoma at the 40th Annual Meeting of the American Society of Clinical Oncology (ASCO) in New Orleans, USA. The interim results demonstrate the safety and tolerability of HGS-ETR1 and support its further evaluation in Phase II trials. HGSI plans to initiate Phase II clinical trials in 2004.

HGSI continues to enrol patients with advanced tumours in two Phase I open-label, dose-escalating clinical trials of HGS-ETR2 (previously known as TRAIL-R2 mAb) and plans to complete enrolment of one of the Phase I trials in 2004.

Wyeth announced in June 2004 that it has filed an Investigational New Drug (IND) application for MYO-029, a human monoclonal antibody discovered by CAT in collaboration with Wyeth and licensed to Wyeth. MYO-029 neutralises the effects of a protein called GDF-8 which is associated with reduced skeletal muscle mass, is being studied as a potential therapy for muscle-wasting diseases, including muscular dystrophy and sarcopenia. Wyeth is now moving forward with a Phase I clinical trial.

People

CAT is delighted to announce the appointment of Professor Christopher Marshall as a Non-Executive Director of CAT. He will take up his position as a Non-Executive Director on 24 September 2004 and is expected to join CAT's Scientific Advisory Board at the same time. Professor Marshall is Director of the Cancer Research UK Centre for Cell and Molecular Biology at the Institute of Cancer Research London, UK and a Fellow of the Royal Society. He brings a new perspective and scientific breadth to the Board of CAT and the Company looks forward to working with him.

Financial Results

The financial results for the nine months ended 30 June 2004 are set out below. The comparative figures in brackets are for the corresponding period in the prior financial year unless otherwise stated. Commentary is included on significant factors in the third quarter trading.

CAT made a loss after taxation for the nine months ended 30 June 2004 of £28.4 million (£26.5 million). Net cash outflow before management of liquid resources and financing for the nine month period was £20.7 million (£19.0 million). Net cash and liquid resources at 30 June 2004 were £101.0 million (£112.8 million).

Turnover in the nine month period was £10.1 million (£6.4 million). In the three months to 30 June 2004, licence fees of £1.2 million were recognised as revenue, principally licence fees released from deferred income carried forward from prior financial years, and revenues of £0.4 million were generated from contract research fees under collaborations with Amgen and Pfizer.

Operating costs for the nine month period amounted to £40.0 million (£38.8 million) of which research and development costs were £32.0 million (£32.3 million). External development costs were £13.8 million in the nine months to 30 June 2004 (£10.0 million), reflecting increased activity on the Trabio clinical trials and the CAT-354 programme. The small decrease in research and development costs between the second quarter and the third quarter reflects slightly lower levels of external development spend.

General and administration expenses for the nine month period were £8.0 million (£6.5 million). The increase in cost in the third quarter as compared to the second quarter was primarily due to a rise in spend on litigation. The cost of litigation for the nine month period was £1.5 million (£0.2 million).

During the nine month period the Group accrued interest receivable on its cash deposits of £3.1 million (£3.5 million) reflecting the reduced level of cash and liquid resources held in interest bearing securities during the period.

The net increase in deferred income balances in the three month period was £1.2 million. This includes the receipt of a licence fee from Genzyme which will be recognised over the relevant future period, in accordance with CAT's established accounting policy.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
Results for the NINE MONTHS ended 30 JUNE 2004

CONSOLIDATED PROFIT AND LOSS ACCOUNT (unaudited)
	Nine months ended 30 June 2004	Nine months ended 30 June 2004	Nine months ended 30 June 2003	Year ended 30 September 2003

	Convenience translation
	US$'000	£'000	£'000	£'000

Turnover	18,340	10,118	6,394	8,743
Direct costs	(2,768)	(1,527)	(232)	(690)
Gross profit	15,572	8,591	6,162	8,053

Research and development expenses	(58,056)	(32,029)	(32,318)	(44,981)
General and administration expenses	(14,537)	(8,020)	(6,515)	(9,196)
Operating loss	(57,021)	(31,458)	(32,671)	(46,124)

Interest receivable (net)	5,577	3,077	3,494	4,360
Loss on ordinary activities before taxation	(51,444)	(28,381)	(29,177)	(41,764)
Tax on loss on ordinary activities	-	-	2,700	2,573
Loss for the financial period	(51,444)	(28,381)	(26,477)	(39,191)

Loss per share - basic and diluted (pence)		69.6p	72.8p	107.5p

Consolidated Statement of Total Recognised Gains and Losses

	Nine month ended 30 June 2004	Nine months ended 30 June 2004	Nine months ended 30 June 2003	Year ended 30 September 2003

	Convenience translation
	US$'000	£'000	£'000	£'000

Loss for the financial period	(51,444)	(28,381)	(26,477)	(39,191)
Gain on foreign exchange translation	2,110	1,164	515	606
Total recognised losses relating to the period	(49,334)	(27,217)	(25,962)	(38,585)

The losses for all periods arise from continuing operations.

This financial information has been prepared in accordance with UK GAAP. The dollar translations are solely for the convenience of the reader.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
Results for the NINE MONTHS ended 30 JUNE 2004

Consolidated Balance Sheet (unaudited)	As at 30 June 2004	As at 30 June 2004	As at 30 June 2003	As at 30 September 2003
	Convenience translation US$'000	£'000	£'000	£'000
Fixed assets
Intangible assets	11,048	6,095	7,145	6,883
Tangible assets	23,198	12,798	14,450	14,366
Investments	5,333	2,942	215	3,373
	39,579	21,835	21,810	24,622
Current assets
Debtors	8,606	4,748	3,757	4,526
Short term investments	181,807	100,302	112,385	108,347
Cash at bank and in hand	5,209	2,874	1,328	1,056
	195,622	107,924	117,470	113,929
Creditors
Amounts falling due within one year	(24,949)	(13,764)	(14,097)	(12,657)
Net current assets	170,673	94,160	103,373	101,272
Total assets less current liabilities	210,252	115,995	125,183	125,894
Creditors
Amounts falling due after more than one year	(38,607)	(21,299)	(14,194)	(18,152)
Net assets	171,645	94,696	110,989	107,742

Capital and reserves
Called-up share capital	7,448	4,109	3,653	3,834
Share premium account	411,060	226,779	203,688	212,883
Other reserve	24,390	13,456	13,456	13,456
Profit and loss account	(271,253)	(149,648)	(109,808)	(122,431)
Shareholders' funds - all equity	171,645	94,696	110,989	107,742

This financial information has been prepared in accordance with UK GAAP. The dollar translations are solely for the convenience of the reader.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
Results for the NINE MONTHS ended 30 JUNE 2004

Consolidated Cash Flow Statement (unaudited)	Nine months ended 30 June 2004	Nine months ended 30 June 2004	Nine months ended 30 June 2003	Year ended 30 September 2003

	Convenience translation

	US$'000	£'000	£'000	£'000

Net cash outflow from operations	(41,512)	(22,902)	(21,213)	(35,819)

Returns on investments and servicing of finance
Interest received	5,501	3,035	4,497	5,095
Interest element of finance leases	](111)	(61)	(28)	(46)
	5,390	2,974	4,469	5,049

Taxation	-	-	5,337	5,210

Capital expenditure and financial investment
Purchase of intangible fixed assets	-	-	(2,673)	(2,673)
Purchase of tangible fixed assets	(1,321)	(729)	(4,948)	(5,413)
Sale of tangible fixed assets	2	1	4	4
	(1,319)	(728)	(7,617)	(8,082)

Net cash outflow before management of liquid resources and financing	(37,441)	(20,656)	(19,024)	(33,642)

Management of liquid resources	14,972	8,260	14,309	18,778

Financing
Issue of ordinary share capital	25,686	14,171	1,186	10,562
Proceeds from new finance lease commitment	-	-	1,076	1,389
Capital elements of finance lease rental payments	(468)	(258)	(161)	(221)
	25,218	13,913	2,101	11,730

Increase/(decrease) in cash	2,749	1,517	(2,614)	(3,134)

This financial information has been prepared in accordance with UK GAAP. The dollar translations are solely for the convenience of the reader.

Notes to the financial information

Accounting policies

This financial information has been prepared in accordance with the policies set out in the statutory financial statements for the year ended 30 September 2003.

Convenience translation

The consolidated financial statements are presented in Sterling. The consolidated financial statements as of and for the period ended 30 June 2004 are also presented in US Dollars as a convenience translation. The Dollar amounts are presented solely for the convenience of the reader and have been calculated using an exchange rate of £1:US$1.8126, the noon buying rate as of 30 June 2004. No representation is made that the amounts could have been or could be converted into US Dollars at this or any other rates.

Loss per share

The loss per ordinary share and diluted loss per share are equal because share options are only included in the calculation of diluted earnings per share if their issue would decrease the net profit per share or increase the net loss per share. The calculation is based on information in the table shown below.

	Nine months ended 30 June 2004	Nine months ended 30 June 2003	Year ended 30 September 2003

Losses (£'000)	28,381	26,477	39,191
Weighted average number of shares	40,787,824	36,369,209	36,440,993

The Company had ordinary shares in issue of 41,094,936 and a total of 2,115,999 ordinary shares under option as of 30 June 2004.

Reconciliation of operating loss to operating cash outflow

	Nine months ended 30 June 2004	Nine months ended 30 June 2004	Nine months ended 30 June 2003	Year ended 30 September 2003

	Convenience translation
	US$'000	£'000	£'000	£'000

Operating loss	(57,021)	(31,458)	(32,671)	(46,124)
Depreciation charge	3,883	2,142	2,263	2,989
Amortisation of intangible fixed assets	1,428	788	788	1,050
Amounts written off fixed asset investments	390	215	-	-
Loss on disposal of fixed assets	-	-	94	94
Shares received from MorphoSys	-	-	-	(3,589)
Increase in debtors	(219)	(121)	(812)	(1,285)
Increase in deferred income	8,184	4,515	6,665	10,597
Increase in creditors (excluding deferred income)	1,843	1,017	2,460	449
	(41,512)	(22,902)	(21,213)	(35,819)

Analysis and reconciliation of net funds

	1 October 2003	Cash flow	Exchange movement	30 June 2004
	£'000	£'000	£'000	£'000

Cash at bank and in hand	1,056	1,858	(40)	2,874
Overdrafts	(1,144)	(341)	-	(1,485)
		1,517	(40)
Liquid resources	107,916	(8,260)	-	99,656
Net cash and liquid resources	107,828	(6,743)	(40)	101,045
Finance leases	(1,168)	258	-	(910)
Net funds	106,660	(6,485)	(40)	100,135

Liquid resources shown above is included within short term investments on the Balance Sheet, which also includes a part of the investment in MorphoSys shares.

Reconciliation of movements in group shareholders' funds

	Nine months ended 30 June 2004	Year ended 30 September 2003

	£'000	£'000

Loss for the financial period	(28,381)	(39,191)
Other recognised gains and losses relating to the period	1,164	606
	(27,217)	(38,585)
New shares issued	14,171	10,562
Net decrease in shareholders' funds	(13,046)	(28,023)
Opening shareholders' funds	107,742	135,765
Closing shareholders' funds	94,696	107,742

Financial Statements

The preceding information, comprising the Consolidated Profit and Loss Account, Consolidated Statement of Total Recognised Gains and Losses, Consolidated Balance Sheet, Consolidated Cash Flow Statement and associated notes, does not constitute the Company's statutory financial statements for the year ended 30 September 2003 within the meaning of section 240 of the Companies Act 1985, but is derived from those financial statements. Results for the nine month periods ended 30 June 2004 and 30 June 2003 have not been audited. The results for the year ended 30 September 2003 have been extracted from the statutory financial statements which have been filed with the Registrar of Companies and upon which the auditors reported without qualification.

The annual report and financial statements for the year ended 30 September 2003 are available from the Corporate Communications Department at the Company's registered office:

Cambridge Antibody Technology Group plc
Milstein Building
Granta Park
Cambridge
CB1 6GH, UK
 Tel: +44 (0) 1223 471471

Quarterly financial information

	Three months ended 30 June 2004	Three months ended 3 March 2004	Three months ended 31 December 2003

	£'000	£'000	£'000

Consolidated profit and loss account (unaudited):
Turnover	1,650	4,650	3,818
Direct costs	(4)	(1,275)	(248)
Gross profit	1,646	3,375	3,570

Research and development expenses	(10,543)	(11,066)	(10,420)
General and administration expenses	(2,540)	(2,283)	(3,197)
Operating loss	(11,437)	(9,974)	(10,047)

Interest receivable (net)	1,024	1,070	983

Loss on ordinary activities before taxation	(10,413)	(8,904)	(9,064)
Taxation on loss on ordinary activities	-	-	-
Loss for the financial period	(10,413)	(8,904)	(9,064)

Consolidated cash flow statement (unaudited):
Net cash outflow from operations	(7,138)	(8,355)	(7,409)

Returns on investments and servicing of finance
Interest received	798	1,032	1,205
Interest paid	(18)	(21)	(22)
	780	1,011	1,183

Taxation	-	-	-

Capital expenditure and financial investment
Purchase of tangible fixed assets	(130)	(226)	(373)
Sale of tangible fixed assets	1	-	-
	(129)	(226)	(373)

Net cash outflow before management of liquid resources and financing	(6,487)	(7,570)	(6,599)

Management of liquid resources	7,705	5,241	(4,686)

Financing
Issue of ordinary share capital	56	235	13,880
Proceeds from new finance lease commitments	-	-	-
Capital elements of finance lease rental payments	(88)	(86)	(84)
	(32)	149	13,796

Increase/(decrease) in cash	1,186	(2,180)	2,511

Notes to Editors

Cambridge Antibody Technology (CAT):

·

CAT is a biopharmaceutical company using its proprietary technologies and capabilities in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, UK, CAT currently employs around 270 people.

·

CAT is a leader in the discovery and development of human therapeutic antibodies and has an advanced proprietary platform technology for rapidly isolating human monoclonal antibodies using phage display and ribosome display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs.

·	Four CAT human therapeutic antibody products are now at various stages of clinical development, with one further product candidate in pre-clinical development.
·

HUMIRA, the leading CAT-derived antibody, isolated and optimised in collaboration with Abbott, has been approved for marketing as a treatment for rheumatoid arthritis in 51 countries. Six further licensed CAT-derived human therapeutic antibodies are in clinical development, with four further licensed product candidates in pre-clinical development.

·

CAT has alliances with a number of pharmaceutical and biotechnology companies to discover, develop and commercialise human monoclonal antibody-based products. In particular, CAT has a broad collaboration with Genzyme for the development and commercialisation of antibodies directed against TGFb, a family of proteins associated with fibrosis and scarring. This collaboration has so far given rise to one antibody product candidate at clinical development stage, and one at pre-clinical development stage.

·	CAT has also licensed its proprietary technologies to several companies. CAT's licensees include: Abbott, Amgen, Chugai, Genzyme, Human Genome Sciences, Merck & Co, Pfizer and Wyeth Research.
·	CAT is listed on the London Stock Exchange and on NASDAQ. CAT raised £41m in its IPO in March 1997 and £93m in a secondary offering in March 2000.

Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding the company's present and future business strategies and the environment in which the company will operate in the future. Certain factors that could cause the company's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition. We caution investors not to place undue reliance on the forward looking statements contained in this press release. These statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.